

August 19, 2013

Jane T. Elfers
Chief Executive Officer
The Children's Place Retail Stores, Inc.
500 Plaza Drive
Secaucus, NJ 07094

      Re: **The Children's Place Retail Stores, Inc.**
              Forms 8-K
              Filed May 23, 2013 and March 26, 2013
              Definitive Proxy Statement on Schedule 14A
              Filed April 8, 2013
              Response dated July 24, 2013
              File No. 000-23071

Dear Ms. Elfers:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Items 2.02 and 9.01 Forms 8-K filed on May 23, 2013 and March 26, 2013

Exhibit 99.1

Reconciliation of Non-GAAP Financial Information to GAAP Information

1.   Since you present non-GAAP net income and income per share, please confirm you will disclose how the tax effects of the non-GAAP items were calculated. Please provide us with the draft disclosure you propose to include in future filings.

Definitive Proxy Statement on Schedule 14A filed on April 8, 2013

Compensation Discussion and Analysis, page 17

CEO Compensation, page 25

1.   We note your response to comment 6 in our letter dated June 27, 2013. Given that the introductory paragraph to your realized compensation disclosure states that Board and Compensation Committee believe that compensation should be measured and evaluated on a basis that reflects actual compensation received, please expand the proposed disclosure to explain why you have omitted the amounts included as All Other Compensation in the Summary Compensation Table from Realized Compensation as presented on page 25.

        You may contact Myra Moosariparambil at (202) 551-3796 or me at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters and Adam Turk at (202) 551-3657 or James Lopez at (202) 551-3536 with any other questions.

                                                Sincerely,

                                                /s/Tia L. Jenkins

                                                Tia L. Jenkins
                                                Senior Assistant Chief Accountant
                                                Office of Beverages, Apparel, and
                                                Mining